SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TIMCO Aviation Services, Inc.

(Name of Subject Company (Issuer))

TIMCO Aviation Services, Inc.

(Names of Filing Persons (Offeror))

8% Senior Subordinated Convertible PIK Notes Due 2006
8% Junior Subordinated Convertible PIK Notes Due 2007

(Title of Classes of Securities)

8% Senior Subordinated Convertible PIK Notes Due 2006: 887151AA6
8% Junior Subordinated Convertible PIK Notes Due 2007: 887151AB4

(CUSIP Number of Classes of Securities)

Roy T. Rimmer, Jr.
Chairman and Chief Executive Officer
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$129,693,120	$15,265(1)

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee has been calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by TIMCO Aviation Services, Inc. in the exchange offer.

(1)	Previously-paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.          ☐

This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO filed by TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”), on January 25, 2005 pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to holders of certain outstanding 8% Senior Subordinated Convertible PIK Notes Due 2006 and 8% Junior Subordinated Convertible PIK Notes Due 2007 of an early conversion of such notes, including “payable-in-kind” interest and any accrued but unpaid interest thereon, into a fixed number of shares of the Company’s authorized but unissued common stock, for a premium payable in shares of the Company’s common stock, upon the terms and subject to the conditions described in the Offering Circular and the related Consent and Special Conversion Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.

The Schedule TO is hereby amended as follows

Item 12.      Exhibits.

Exhibit (a)(1)(i) is hereby amended by deleting the last sentence of the section captioned “FORWARD LOOKING STATEMENTS.”

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offering Circular, dated January 26, 2005.*

(a)(1)(ii)	Consent and Special Conversion Letter of Transmittal.*

(a)(1)(iii)	Letter to Clients.*

(a)(1)(iv)	Letter to Brokers.*

(a)(1)(v)	Notice of Guaranteed Delivery.*

(a)(5)	Press Release dated January 25, 2005*

(b)	Not applicable.

(d)(1)	Warrant issued to LJH Ltd. on May 14, 2003 (incorporated herein by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

(d)(2)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMCO AVIATION SERVICES, INC.

Date: February 8, 2005	By:	/s/ Roy T. Rimmer, Jr.

Roy T. Rimmer, Jr., Chairman and CEO